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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ENDO Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

29264F205

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022

February 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Composite Portfolios, L.L.C. FEIN 13-4152438
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,186,641
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,186,641
11	Aggregate Amount Beneficially Owned by Each Reporting Person [1] 13,186,641
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) OO

1 The 13,186,641 Common Shares set forth above include (a) 13,161,641 Common Shares owned by Valence, and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,190,341
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,190,341
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,190,341
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IN, PN

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 13,190,341
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 13,190,341
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,190,341
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2007, by Amendment No. 2 to Schedule 13D filed with the SEC on November 21, 2007, and by Amendment No. 3 to Schedule 13D filed with the SEC on December 21, 2007 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented as follows:
In acquiring 280,185 additional Common Shares owned by Valence since December 20, 2007, Valence expended approximately $7,378,352 (excluding commissions) of its working capital.
Item 4.	Purpose of Transaction
Item 4 of the 13D is hereby supplemented as follows:
Valence has sent a letter to Mr. Roger Kimmel, Chairman of the Board of the Issuer, dated February 27, 2008, expressing concerns with the strategic direction of the Issuer.  The Reporting Persons have attached this letter as Exhibit 3 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 of the 13D is hereby supplemented as follows:

(a), (b) Based upon the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on February 26, 2008, there were 134,144,993 Common Shares issued and outstanding as of February 15, 2008.  The 13,186,641 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 9.8% of the Common Shares issued and outstanding.[2] The 13,190,341 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 9.8% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Valence Shares and (ii) 3,700 Common Shares under the management of DESIM LLC (the “DESIM Shares”).

On January 1, 2008, Composite transferred all of the Common Shares beneficially owned by it to Valence.  As of February 27, 2008, Composite does not own any Common Shares.  DESCO LLC, as Composite’s managing member, no longer beneficially owns any Common Shares.  As previously reported, Synoptic does not beneficially own any Common Shares.

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  Composite disclaims beneficial ownership of the Common Shares beneficially owned by Valence and DESIM LLC; Valence disclaims beneficial ownership of the Common Shares beneficially owned by DESIM LLC; and DESIM LLC disclaims beneficial ownership of the Common Shares beneficially owned by Valence.

DESCO LP, as managing member and investment adviser of Valence and managing member of DESIM LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence and the managing member of DESIM LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and the shared power to vote or direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from December 20, 2007 through February 26, 2008, which were all brokered transactions, are set forth below:

2  The 13,186,641 Common Shares set forth above include (a) 13,161,641 Common Shares owned by Valence, and (b) 25,000 Common Shares which Valence has the right to acquire through the exercise of listed call options.

Name	Date	Price per Share	Number of Shares Purchased/(Sold)
Valence	12/20/2007	$26.51	800
Valence	12/20/2007	$26.52	800
Valence	12/20/2007	$26.54	1000
Valence	12/20/2007	$26.56	808
Valence	12/20/2007	$26.58	1100
Valence	12/20/2007	$26.59	600
Valence	12/20/2007	$26.60	700
Valence	12/20/2007	$26.67	1500
Valence	12/20/2007	$26.68	1300
Valence	12/20/2007	$26.69	1300
Valence	12/20/2007	$26.70	500
Valence	12/20/2007	$26.71	1500
Valence	12/20/2007	$26.72	1500
Valence	12/20/2007	$26.74	1300
Valence	12/20/2007	$26.75	2300
Valence	12/20/2007	$26.76	1100
Valence	12/20/2007	$26.78	800
Valence	12/20/2007	$26.80	900
Valence	12/20/2007	$26.81	700
Valence	12/20/2007	$26.86	800
Valence	12/21/2007	$26.97	1600
Valence	12/21/2007	$26.98	5690
Valence	12/21/2007	$26.99	10246
Valence	12/21/2007	$27.00	57464
Valence	12/24/2007	$26.77	100
Valence	12/24/2007	$26.78	100
Valence	12/24/2007	$26.78	(400)
Valence	12/24/2007	$26.79	200
Valence	12/24/2007	$26.80	1404
Valence	12/24/2007	$26.80	(1000)
Valence	12/24/2007	$26.81	1463
Valence	12/24/2007	$26.81	(300)
Valence	12/24/2007	$26.82	1350
Valence	12/24/2007	$26.83	200
Valence	12/24/2007	$26.83	(500)
Valence	12/24/2007	$26.84	500
Valence	12/24/2007	$26.85	100
Valence	12/24/2007	$26.85	(200)
Valence	12/24/2007	$26.86	3600
Valence	12/24/2007	$26.86	(400)
Valence	12/24/2007	$26.87	2351
Valence	12/24/2007	$26.87	(800)
Valence	12/24/2007	$26.88	5448
Valence	12/24/2007	$26.88	(1300)
Valence	12/24/2007	$26.89	8051
Valence	12/24/2007	$26.89	(3800)
Valence	12/24/2007	$26.90	2878
Valence	12/24/2007	$26.90	(700)
Valence	12/24/2007	$26.91	8750
Valence	12/24/2007	$26.91	(1100)
Valence	12/24/2007	$26.92	4156
Valence	12/24/2007	$26.92	(200)
Valence	12/24/2007	$26.93	4845
Valence	12/24/2007	$26.93	(3395)
Valence	12/24/2007	$26.94	19462
Valence	12/24/2007	$26.94	(2000)
Valence	12/24/2007	$26.95	10042
Valence	12/24/2007	$26.95	(700)
Valence	12/24/2007	$26.96	(2000)
Valence	12/24/2007	$26.98	(2700)
Valence	12/24/2007	$26.99	(1050)
Valence	12/24/2007	$27.00	4901059
Valence	12/24/2007	$27.00	(4901059)
Valence	12/26/2007	$26.80	400
Valence	12/26/2007	$26.80	(700)
Valence	12/26/2007	$26.81	900
Valence	12/26/2007	$26.81	(500)
Valence	12/26/2007	$26.82	15188
Valence	12/26/2007	$26.82	(700)
Valence	12/26/2007	$26.83	1200
Valence	12/26/2007	$26.83	(2400)
Valence	12/26/2007	$26.84	1500
Valence	12/26/2007	$26.84	(2829)
Valence	12/26/2007	$26.85	2600
Valence	12/26/2007	$26.85	(2100)
Valence	12/26/2007	$26.86	500
Valence	12/26/2007	$26.86	(200)
Valence	12/26/2007	$26.87	1000
Valence	12/26/2007	$26.88	1600
Valence	12/26/2007	$26.88	(900)
Valence	12/26/2007	$26.89	3100
Valence	12/26/2007	$26.90	(400)
Valence	12/27/2007	$26.84	100
Valence	12/27/2007	$26.86	2200
Valence	12/27/2007	$26.91	595
Valence	12/27/2007	$26.92	500
Valence	12/27/2007	$26.92	(800)
Valence	12/31/2007	$26.24	100
Valence	12/31/2007	$26.25	100
Valence	12/31/2007	$26.26	1300
Valence	12/31/2007	$26.28	300
Valence	12/31/2007	$26.29	1100
Valence	12/31/2007	$26.30	4324
Valence	12/31/2007	$26.43	88
Valence	12/31/2007	$26.44	1373
Valence	12/31/2007	$26.45	7845
Valence	12/31/2007	$26.57	2112
Valence	12/31/2007	$26.57	(1000)
Valence	12/31/2007	$26.59	300
Valence	12/31/2007	$26.60	200
Valence	12/31/2007	$26.61	400
Valence	12/31/2007	$26.62	1300
Valence	12/31/2007	$26.63	1500
Valence	12/31/2007	$26.63	(400)
Valence	12/31/2007	$26.64	2000
Valence	12/31/2007	$26.65	1100
Valence	12/31/2007	$26.66	600
Valence	12/31/2007	$26.67	200
Valence	12/31/2007	$26.67	(300)
Valence	12/31/2007	$26.68	8200
Valence	12/31/2007	$26.68	(2300)
Valence	12/31/2007	$26.69	12496
Valence	12/31/2007	$26.69	(1800)
Valence	12/31/2007	$26.70	20292
Valence	12/31/2007	$26.70	(1800)
Valence	12/31/2007	$26.71	(1400)
Valence	1/2/2008	$26.35	(300)
Valence	1/2/2008	$26.37	(500)
Valence	1/2/2008	$26.41	(300)
Valence	1/2/2008	$26.47	(300)
Valence	1/2/2008	$26.62	(200)
Valence	1/3/2008	$26.53	(300)
Valence	1/3/2008	$26.57	(300)
Valence	1/3/2008	$26.58	(930)
Valence	1/3/2008	$26.60	(600)
Valence	1/3/2008	$26.61	(200)
Valence	1/3/2008	$26.64	(500)
Valence	1/3/2008	$26.68	(114)
Valence	1/4/2008	$26.61	(300)
Valence	1/4/2008	$26.63	(400)
Valence	1/4/2008	$26.71	(500)
Valence	1/17/2008	$25.37	100
Valence	1/17/2008	$25.38	12644
Valence	1/17/2008	$25.59	7500
Valence	1/17/2008	$25.88	15000
Valence	1/18/2008	$25.79	(500)
Valence	1/29/2008	$24.98	100
Valence	1/29/2008	$24.99	200
Valence	1/29/2008	$25.00	300
Valence	1/29/2008	$25.02	200
Valence	1/29/2008	$25.03	400
Valence	1/29/2008	$25.06	100
Valence	1/29/2008	$25.09	200
Valence	1/29/2008	$25.10	1300
Valence	1/29/2008	$25.11	100
Valence	1/29/2008	$25.12	100
Valence	1/29/2008	$25.14	1100
Valence	1/29/2008	$25.16	2323
Valence	1/29/2008	$25.23	100
Valence	1/29/2008	$25.25	1831
Valence	1/29/2008	$25.50	100
Valence	1/29/2008	$25.53	1100
Valence	1/29/2008	$25.54	4400
Valence	1/29/2008	$25.56	700
Valence	1/29/2008	$25.61	501
Valence	1/29/2008	$25.71	300
Valence	1/29/2008	$25.72	500
Valence	1/29/2008	$25.74	700
Valence	1/29/2008	$25.75	10200
Valence	1/29/2008	$25.81	200
Valence	1/29/2008	$25.85	200
Valence	1/29/2008	$25.86	300
Valence	1/29/2008	$25.87	2000
Valence	1/29/2008	$25.88	700
Valence	1/29/2008	$25.89	400
Valence	1/29/2008	$25.90	4600
Valence	1/29/2008	$25.91	1000
Valence	1/29/2008	$26.18	2100
Valence	1/29/2008	$26.20	500
Valence	1/29/2008	$26.30	(400)
Valence	1/29/2008	$26.45	(100)
Valence	1/29/2008	$26.46	(500)
Valence	1/29/2008	$26.49	(400)
Valence	1/29/2008	$26.50	(500)
Valence	1/30/2008	$26.19	(100)
Valence	1/30/2008	$26.20	(100)
Valence	1/30/2008	$26.32	(100)
Valence	2/4/2008	$26.36	(100)
Valence	2/4/2008	$26.41	(300)
Valence	2/4/2008	$26.43	(100)
Valence	2/4/2008	$26.44	(81)
Valence	2/4/2008	$26.45	(100)
Valence	2/4/2008	$26.46	(84)
Valence	2/4/2008	$26.48	(316)
Valence	2/4/2008	$26.49	(19)
Valence	2/4/2008	$26.50	(19)
Valence	2/4/2008	$26.51	(81)
Valence	2/4/2008	$26.53	(100)
Valence	2/4/2008	$26.66	(100)
Valence	2/4/2008	$26.67	(200)
Valence	2/4/2008	$26.70	(600)
Valence	2/4/2008	$26.71	(100)
Valence	2/6/2008	$25.47	(550)
Valence	2/6/2008	$25.48	(300)
Valence	2/6/2008	$25.73	(500)
Valence	2/21/2008	$24.88	(400)
Valence	2/21/2008	$24.95	(400)
Valence	2/21/2008	$25.04	(500)
Valence	2/21/2008	$25.06	(200)
Valence	2/21/2008	$25.23	(300)
Valence	2/21/2008	$25.29	(700)
Valence	2/21/2008	$25.30	(200)
Valence	2/21/2008	$25.31	(1000)
Valence	2/21/2008	$25.32	(500)
Valence	2/21/2008	$25.33	(400)
Valence	2/21/2008	$25.35	(300)
Valence	2/21/2008	$25.36	(500)
Valence	2/21/2008	$25.39	(67)
Valence	2/21/2008	$25.40	(500)
Valence	2/21/2008	$25.42	(200)
Valence	2/21/2008	$25.45	(200)
Valence	2/21/2008	$25.52	(100)
Valence	2/22/2008	$26.41	(200)
Valence	2/22/2008	$26.42	(100)
Valence	2/22/2008	$26.45	(100)
Valence	2/22/2008	$26.49	(400)
Valence	2/22/2008	$26.50	(200)
DESIM LLC	12/21/2007	$26.96	(300)
DESIM LLC	12/21/2007	$26.97	(500)
DESIM LLC	12/21/2007	$26.98	(500)
DESIM LLC	12/21/2007	$26.99	(500)
DESIM LLC	12/21/2007	$27.00	(500)
DESIM LLC	1/7/2008	$26.75	(200)
DESIM LLC	1/7/2008	$26.77	(200)
DESIM LLC	1/7/2008	$26.84	(200)
DESIM LLC	1/7/2008	$26.86	(100)
DESIM LLC	1/18/2008	$25.73	(100)
DESIM LLC	1/18/2008	$25.80	(400)
DESIM LLC	1/18/2008	$25.89	(100)
DESIM LLC	1/22/2008	$25.21	(200)
DESIM LLC	1/23/2008	$23.61	(300)
DESIM LLC	1/24/2008	$24.47	(300)
DESIM LLC	1/24/2008	$24.64	(200)
DESIM LLC	1/24/2008	$24.69	(200)
DESIM LLC	1/24/2008	$24.70	(300)
DESIM LLC	1/24/2008	$24.85	(200)
DESIM LLC	1/24/2008	$24.87	(200)
DESIM LLC	1/24/2008	$24.89	(200)
DESIM LLC	1/29/2008	$25.53	(200)
DESIM LLC	1/29/2008	$25.54	(500)
DESIM LLC	1/29/2008	$25.55	(500)
DESIM LLC	1/29/2008	$25.57	(300)
DESIM LLC	1/29/2008	$25.60	(100)
DESIM LLC	1/29/2008	$25.70	(300)
DESIM LLC	1/29/2008	$25.74	(395)
DESIM LLC	1/29/2008	$25.77	(500)
DESIM LLC	1/29/2008	$25.82	(200)
DESIM LLC	1/29/2008	$25.97	(100)
DESIM LLC	1/29/2008	$25.98	(200)
DESIM LLC	1/29/2008	$25.99	(200)
DESIM LLC	1/29/2008	$26.02	(100)
DESIM LLC	1/29/2008	$26.03	(300)
DESIM LLC	1/29/2008	$26.04	(200)
DESIM LLC	1/29/2008	$26.10	(200)
DESIM LLC	1/29/2008	$26.13	(100)
DESIM LLC	1/29/2008	$26.20	(100)
DESIM LLC	1/29/2008	$26.24	(400)
DESIM LLC	1/29/2008	$26.30	(200)
DESIM LLC	1/29/2008	$26.34	(300)
DESIM LLC	1/30/2008	$25.86	(200)
DESIM LLC	1/30/2008	$25.87	(300)
DESIM LLC	1/30/2008	$25.90	(300)
DESIM LLC	1/30/2008	$25.93	(100)
DESIM LLC	1/30/2008	$25.98	(200)
DESIM LLC	1/30/2008	$25.99	(600)
DESIM LLC	1/30/2008	$26.00	(700)
DESIM LLC	1/30/2008	$26.01	(200)
DESIM LLC	1/30/2008	$26.15	(400)
DESIM LLC	1/30/2008	$26.19	(800)
DESIM LLC	1/30/2008	$26.20	(500)
DESIM LLC	1/30/2008	$26.32	(1300)
DESIM LLC	1/30/2008	$26.41	(300)
DESIM LLC	2/1/2008	$26.10	(400)
DESIM LLC	2/4/2008	$26.31	(400)
DESIM LLC	2/4/2008	$26.35	(300)
DESIM LLC	2/4/2008	$26.36	(200)
DESIM LLC	2/4/2008	$26.43	(300)
DESIM LLC	2/4/2008	$26.44	(816)
DESIM LLC	2/4/2008	$26.45	(600)
DESIM LLC	2/4/2008	$26.46	(100)
DESIM LLC	2/4/2008	$26.47	(400)
DESIM LLC	2/4/2008	$26.48	(184)
DESIM LLC	2/4/2008	$26.49	(181)
DESIM LLC	2/4/2008	$26.50	(181)
DESIM LLC	2/4/2008	$26.51	(1219)
DESIM LLC	2/4/2008	$26.53	(200)
DESIM LLC	2/4/2008	$26.56	(200)
DESIM LLC	2/4/2008	$26.59	(300)
DESIM LLC	2/4/2008	$26.60	(200)
DESIM LLC	2/4/2008	$26.61	(200)
DESIM LLC	2/4/2008	$26.64	(200)
DESIM LLC	2/4/2008	$26.68	(200)
DESIM LLC	2/4/2008	$26.70	(100)
DESIM LLC	2/4/2008	$26.71	(800)
DESIM LLC	2/7/2008	$25.31	(200)
DESIM LLC	2/7/2008	$25.37	(200)
DESIM LLC	2/8/2008	$25.46	(100)
DESIM LLC	2/8/2008	$25.50	(200)
DESIM LLC	2/8/2008	$25.54	(100)
DESIM LLC	2/15/2008	$25.20	(400)
DESIM LLC	2/22/2008	$25.98	(200)
DESIM LLC	2/22/2008	$26.00	(200)
DESIM LLC	2/22/2008	$26.21	(100)
DESIM LLC	2/22/2008	$26.25	(500)
DESIM LLC	2/22/2008	$26.30	(400)
DESIM LLC	2/23/2008	$26.32	(300)
DESIM LLC	2/24/2008	$26.80	(200)
DESIM LLC	2/25/2008	$26.95	(200)

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

(e) As of January 1, 2008, Composite and DESCO LLC beneficially owned less than 5% of the Common Shares and are therefore no longer Reporting Persons.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of February 26, 2008, Valence maintains an open short position on 50 call option contracts and therefore has short economic exposure to 5,000 Common Shares through such contracts.  Valence also maintains an open short position on 2,900 Common Shares.  These contracts and arrangements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced with any person with respect to any securities of the Issuer.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Persons, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer as of February 27, 2007.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 3	Letter to the Issuer from Valence, dated February 27, 2008.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 27, 2008

D. E. SHAW COMPOSITE PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw